UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ELTEK LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.6 per share
(Title of Class of Securities)

M40184 10 9
(CUSIP Number)

Nistec Ltd.
43 Hasivim Street, Petach Tikva, Israel
(972) 3-929-2550
Attention: Yitzhak Nissan

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: Nistec Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 5,122,095 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 5,122,095 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,742,237 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 56.6%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: Yitzhak Nissan I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 620,142 Ordinary Shares
	8	SHARED VOTING POWER: 5,122,095 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 620,142 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 5,122,095 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,742,237 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 56.6%
14	TYPE OF REPORTING PERSON: IN

This Statement on Schedule 13D/A dated June 2, 2016 is being filed by Mr. Yitzhak Nissan (the “Reporting Person”) to report the acquisition of 620,142 ordinary shares, nominal value NIS  (New Israeli Shekels) 0.6 (the “Shares”), of Eltek Ltd. (the “Issuer”). The Reporting Person acquired the Shares in transactions effected on June 2, 2016 (the “Transaction”). As a result of the Transaction, Mr. Yitzhak Nissan individually holds 6.1% of the Issuer’s Shares.

Item 1.    Securities and Issuer

The class of equity securities to which this statement relates is the ordinary shares, par value NIS 0.6 per ordinary share (“Ordinary Shares”) of Eltek Ltd. (“Issuer”), an Israeli corporation, whose principal executive offices are located at Sgoola Industrial Zone, Petach Tikva, Israel. The Issuer is a leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards.

Item 2.    Identity and Background.

This statement on Schedule 13D/A dated June 2, 2016 is being filed by Mr. Yitzhak Nissan, who controls Nistec Ltd., a private company incorporated under the laws of the State of Israel and which holds 50.5% of the Issuer’s Shares. Mr. Nissan serves as the Issuer’s CEO and Chairman of the Board of Directors. Mr. Nissan, personally, purchased 620,142 ordinary shares on June 2, 2016.

During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The aggregate consideration in cash paid by Mr. Nissan in the Transaction was US$ 582,933.  The Transaction was financed by Mr. Nissan's personal funds.

Item 4.    Purpose of Transaction.

Mr. Nissan acquired the Shares for investment purposes.

Mr. Nissan intends to review his personal investment in the Issuer on a regular basis. He reserves the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in the ordinary shares of the Issuer, in open market or private transactions, block sales or purchases or otherwise, and at such times as it deems advisable to benefit from, among other things, changes in market prices of the Shares or changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate his investment, Mr. Nissan may routinely monitor the price per share of the Shares as well as the Issuer’s business, assets, operations, financial condition, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, his liquidity requirements and other investment considerations. Such factors may materially affect Mr. Nissan’s investment purpose and may result in his modifying his ownership of the Shares.

Further, Mr. Nissan reserves the right to revise his plans or intentions and/or to formulate other plans, and take any and all actions with respect to his investment in the Issuer he may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional ordinary shares or dispose of some or all of the Shares beneficially owned by him, in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of its investment in the Issuer in light of its general investment policies, market conditions and subsequent developments affecting the Issuer. He may at any time reconsider and change his plans relating to the foregoing.

Item 5.    Interest in Securities of the Issuer.

Mr. Yitzhak Nissan controls Nistec Ltd. The power to vote or dispose of the shares beneficially owned by Nistec Ltd. is not shared.

(a) Nistec Ltd. beneficially owns 50.5% of Issuer’s Ordinary Shares as of this date.

(b) As a result of the Transaction, Mr. Nissan may be deemed to possess the sole power or shared power to vote (or direct the vote of) 5,742,237 shares of the Issuer’s Ordinary Shares.

(c)               The following table sets forth all of the transactions in the Ordinary Shares of the Issuer effected by the Mr. Nissan since the Schedule 13D was initially filed. All such Ordinary Shares were purchased by Mr. Nissan in transactions effected on the Nasdaq Capital Market,

Date of Purchase	Number of Ordinary Shares Purchased	Price Per Share
6/02/2016	245,142	$0.94
6/02/2016	375,000	$0.94

Except for such transactions, neither Mr. Nissan nor Nistec Ltd. have effected any transactions in the Ordinary Shares of the Issuer from the filing of the initial Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Items 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 6, 2016
/s/ Yitzhak Nissan
Yitzhak Nissan